One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

May 27, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Brian Szilagyi

Re:	Virtus Event Opportunities Trust, File No. 811-22818; The Merger Fund®, File No. 811-03445; and The Merger Fund® VL, File No. 811-21279 (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Szilagyi:

Thank you for your telephone call on April 29th, conveying the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the financial statements for the Registrants and series thereof, if any (each, a “Fund” and collectively, the “Funds”) filed on Form N-CSR on March 7, 2025 and on Form N-CEN on March 17, 2025. Below, we provide responses to your comments, as requested.

1.

Comment: With respect to The Merger Fund® VL, Item 4(d) of the certifications required by Item 19(a)(2) of Form N-CSR does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes to internal control over financial reporting that occurred during the entire period of the report, whereas the certification only covers one quarter. Please file an amended N-CSR to correct the certifications and ensure that the certifications are updated for the future.

Response: The Registrant has filed the amended N-CSR as requested and will ensure that the certifications are updated for the future.

2.

Comment: With respect to The Merger Fund®, there was no response to Item C.6.c of Form N-CEN even though the fund engaged in securities lending during the reporting period. Going forward and when applicable, please ensure this item contains a response.

Response: Going forward and when applicable, the Registrant will ensure the referenced item contains a response.

3.

Comment: Please explain how Item 10 of each Registrant’s Form N-CSR meets the requirement to disclose the aggregate remuneration paid by the company during the period covered by the report. If the disclosure is in multiple locations in Item 7, please consider Tailored Shareholder Report FAQ #3 to more effectively communicate the relevant information to shareholders.

Response: The referenced disclosure is in multiple locations in Item 7. Therefore, the Registrants will consider the referenced FAQ answer and apply it going forward.

If you would like to discuss these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Secretary and Chief Legal Officer

Virtus Funds

cc:	W. Patrick Bradley

Benjamin Lowe